Exhibit 99.1

NewsRelease

TC Energy completes the sale of Ontario natural gas-fired power plants for proceeds of $2.8 billion

CALGARY, Alberta - April 29, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) today announced that it has completed the sale of its interests in three Ontario natural gas-fired power plants to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion prior to post-closing adjustments. The facilities include the 683-megawatt Halton Hills power plant, the 900-megawatt Napanee generating station and TC Energy’s 50 per cent interest in the 550-megawatt Portlands Energy Centre.

“Completing this transaction further strengthens our financial position, helps fund our industry-leading secured capital program and maximizes value for our shareholders,” said Russ Girling, TC Energy President and Chief Executive Officer. “When combined with the sales of Coolidge, an interest in Northern Courier and certain U.S. Midstream assets in 2019, TC Energy has realized approximately $6.2 billion from portfolio management activities over the last year.”

TC Energy’s portfolio of high-quality, long-life energy infrastructure assets now includes investments in six low-emission natural gas-fired power plants and the Bruce Power nuclear facility, resulting in a combined generating capacity of approximately 4,200 megawatts. Bruce Power, which provides Ontario with over 30 per cent of its electricity, is undertaking a life-extension program that will see TC Energy invest approximately $2.4 billion by 2023 with the potential for another $5.8 billion thereafter under a long-term agreement with the Ontario Independent Electricity System Operator.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2019 Financial Highlights release and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jennifer Link
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522